Exhibit 99.1

Global-e Reports Third Quarter 2024 Results

PETAH-TIKVA, Israel, November 20, 2024 - Global-e Online Ltd. (Nasdaq: GLBE) the leader of global Direct-To-Consumer eCommerce enablement, today reported financial results for the third quarter of 2024.

“We report today the results of another very strong quarter, with growth of GMV accelerating to 35% year over year and many new merchants going live ahead of the holiday season, including the iconic luxury department store Harrods,” said Amir Schlachet, Founder and CEO of Global-e. “Given the successful merchant launches in the recent months, combined with our new bookings for this year which are at an all-time high, we believe that this strong growth momentum will continue.”

Q3 2024 Financial Results

•	GMV[1] in the third quarter of 2024 was $1,134 million, an increase of 35% year over year

•	Revenue in the third quarter of 2024 was $176 million, an increase of 32% year over year, of which service fees revenue was $82.6 million and fulfillment services revenue was $93.4 million

•	Non-GAAP gross profit[2] in the third quarter of 2024 was $82.3 million, an increase of 39% year over year. GAAP gross profit in the third quarter of 2024 was $80.1 million

•	Non-GAAP gross margin[2] in the third quarter of 2024 was 46.8%, an increase of 240 basis points from 44.4% in the third quarter of 2023. GAAP gross margin in the third quarter of 2024 was 45.5%

•	Adjusted EBITDA[3] in the third quarter of 2024 was $31.1 million compared to $22.1 million in the third quarter of 2023

•	Net loss in the third quarter of 2024 was $22.6 million

Recent Business Highlights

•	Continued to on-board many new merchants located all around the globe and trading in various verticals, including:
o	North America - plus size fashion brand Torrid, cosmetics brand Jones Road Beauty, watchmaker Fossil and fast-growing consumer electronics brand Raycon
o	UK and Europe - British clothing brand Trapstar London, Swedish horse riding brand Equestrian Stockholm, Polish clubwear brand MISBHV and UK-based Land Rover spare parts seller LR Parts
o	APAC - Australian fashion brand Dissh, Brand Off’s sites in Japan and Hong Kong, Japanese pre-owned fashion seller Ragtag, Hong Kong based leather brand Cafune and the Korean sports gear brand Dimito
o	Sports clubs - significant launches of the top Premier League and Bundesliga football clubs of Manchester United and Bayern Munich
o	Luxury brands - Derek Rose and Margaret Howell in the UK, Longchamp and Paco Rabanne in France and Chopard in Switzerland

•
Recently launched with Harrods, the iconic luxury department store, through our integration into the SCAYLE platform; Harrods is the last of the large merchants planned to launch in the second half of 2024

•
Expanded to new lanes with existing merchants - added all the remaining lanes with Victoria’s Secret, completing the phased launch as planned, went live with Disney in Australia and New Zealand and added support for more markets on Assouline’s APAC store

•	Expanded our strategic partnership with the digital transformation leader Transcosmos - following our successful joint work in Japan, we have extended our partnership to also cover South Korea

•
Shopify Managed Markets – rolled out new capabilities, including order editing, support for several new alternative payment methods and upgrades to our automated catalogue analysis algorithms, allowing merchants to sell more products to more markets. Volumes on Managed Markets continue to grow as planned, generating great value to the thousands of merchants using it

Q4 and Full Year Outlook

Global-e is introducing fourth quarter guidance and is raising full year guidance as follows:

	Q4 2024	FY 2024	Previous FY 2024
(in millions)
GMV (1)	$1,615 - $1,685	$4,760 - $4,830	$4,605 - $4,845
Revenue	$243.0 - $255.0	$732.9 - $744.9	$710 - $750
Adjusted EBITDA (3)	$51.5 - $57.5	$135.2 - $141.2	$127 - $143

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, November 20, 2024.

The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-800-717-1738
International Toll:	1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-e’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles and merger related contingent consideration.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, the launch of large enterprise merchants, and our ongoing partnership with Shopify, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; the ability to retain merchants or the GMV generated by such merchants; the ability to retain existing, and attract new merchants; our business acquisitions and ability to effectively integrate acquired businesses; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platforms to meet those needs; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets; increased attention to ESG matters and our ability to manage such matters; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our ability to adapt to changes in mobile devices, systems, applications, or web browsers that may degrade the functionality of our platforms; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with; compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model;  our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our dependency on the continued use of the internet for commerce; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; the effect of the situation in Ukraine on our business, financial condition and results of operations; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a direct to consumer model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events such as war, health pandemics, climate change, macroeconomic events and the recent economic slowdown; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders; risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Sarah Schloss
Headline Media
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	September 30,
	2023	2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$200,081	$207,318
Short-term deposits	96,939	130,397
Accounts receivable, net	27,841	57,095
Prepaid expenses and other current assets	63,967	58,697
Marketable securities	20,403	20,765
Funds receivable, including cash in banks	111,232	120,420
Total current assets	520,463	594,692
Property and equipment, net	10,236	10,505
Operating lease right-of-use assets	23,052	25,158
Long term deposits	3,552	4,868
Deferred contract acquisition and fulfillment costs, noncurrent	2,668	3,531
Other assets, noncurrent	4,078	3,578
Commercial agreement asset	192,721	93,550
Goodwill	367,566	367,566
Intangible assets, net	78,024	63,614
Total long-term assets	681,897	572,370
Total assets	$1,202,360	$1,167,062
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$50,943	$42,383
Accrued expenses and other current liabilities	107,306	105,636
Funds payable to Customers	111,232	120,420
Short term operating lease liabilities	4,031	4,351
Total current liabilities	273,512	272,790
Long-term liabilities:
Deferred tax liabilities, net	6,507	2,592
Long term operating lease liabilities	19,291	21,230
Other long-term liabilities	1,071	1,068
Total liabilities	$300,381	$297,680

Shareholders’ equity:
Share capital and additional paid-in capital	1,360,250	1,403,677
Accumulated comprehensive loss	(1,420)	(387)
Accumulated deficit	(456,851)	(533,908)
Total shareholders’ equity	901,979	869,382
Total liabilities and shareholders’ equity	$1,202,360	$1,167,062

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Revenue	$133,605	$175,971	$384,545	$489,852
Cost of revenue	77,089	95,913	227,263	269,078
Gross profit	56,516	80,058	157,282	220,774

Operating expenses:
Research and development	24,883	26,989	72,399	77,203
Sales and marketing	53,643	62,681	158,279	179,725
General and administrative	13,591	11,420	40,608	36,956
Total operating expenses	92,117	101,090	271,286	293,884
Operating loss	(35,601)	(21,032)	(114,004)	(73,110)
Financial (income) expenses, net	(3,405)	1,189	(251)	5,392
Loss before income taxes	(32,196)	(22,221)	(113,753)	(78,502)
Income taxes	895	343	(2,046)	(1,445)
Net loss attributable to ordinary shareholders	$(33,091)	$(22,564)	$(111,707)	$(77,057)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.20)	$(0.13)	$(0.68)	$(0.46)
Basic and diluted weighted average ordinary shares	164,904,339	167,687,940	163,924,915	166,955,128

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(33,091)	$(22,564)	$(111,707)	$(77,057)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	412	543	1,299	1,584
Share-based compensation expense	11,716	9,708	32,780	29,620
Commercial agreement asset	37,433	37,432	113,018	111,161
Amortization of intangible assets	5,092	4,408	15,343	14,410
Changes in accrued interest and exchange rate on short-term deposits	221	87	(488)	44
Changes in accrued interest and exchange rate on long-term deposits	89	(233)	(111)	(164)
Unrealized loss (gain) on foreign currency	1,850	(2,396)	1,110	914
Accounts receivable	644	(26,754)	2,973	(29,254)
Prepaid expenses and other assets	(6,449)	(7,122)	(11,796)	6,145
Funds receivable	(4,592)	(5,629)	(2,036)	(11,931)
Long-term receivables	680	88	1,160	500
Funds payable to customers	358	21,961	(7,710)	9,188
Operating lease ROU assets	736	1,026	2,444	2,700
Deferred contract acquisition costs	(52)	(425)	(435)	(1,060)
Accounts payable	1,663	6,355	(19,715)	(8,559)
Accrued expenses and other liabilities	10,743	15,326	5,280	(1,673)
Deferred taxes, net	268	(1,053)	(3,515)	(3,915)
Operating lease liabilities	(1,112)	(503)	(3,166)	(2,546)
Net cash provided by (used in) operating activities	26,609	30,255	14,728	40,107
Investing activities
Investment in marketable securities	(1,598)	(1,070)	(2,877)	(2,797)
Proceeds from marketable securities	72	1,549	671	2,960
Purchases of short-term investments	(85,485)	(103,509)	(131,987)	(191,753)
Purchases of long-term investments	34	-	(78)	(1,152)
Proceeds from short-term investments	52,250	64,000	90,750	158,250
Purchases of property and equipment	(328)	(398)	(815)	(1,853)
Net cash provided by (used in) investing activities	(35,055)	(39,428)	(44,336)	(36,345)
Financing activities
Exercise of Warrants to ordinary shares	-	-	22	2
Proceeds from exercise of share options	860	586	1,725	1,639
Net cash provided by financing activities	860	586	1,747	1,641
Exchange rate differences on balances of cash, cash equivalents and restricted cash	(1,850)	2,396	(1,110)	(914)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(9,436)	(6,191)	(28,971)	4,489
Cash and cash equivalents and restricted cash—beginning of period	191,987	279,277	211,522	268,597
Cash and cash equivalents and restricted cash—end of period	$182,551	$273,086	$182,551	$273,086

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2023		2024		2023		2024
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	839,056		1,133,520		2,367,976		3,145,068
Adjusted EBITDA (a)	22,093		31,059		57,557		83,665

Revenue by Category
Service fees	62,433	47%	82,564	47%	172,318	45%	233,060	48%
Fulfillment services	71,172	53%	93,407	53%	212,227	55%	256,792	52%
Total revenue	$133,605	100%	$175,971	100%	$384,545	100%	$489,852	100%

Revenue by merchant outbound region
United States	67,303	50%	93,605	53%	190,732	50%	253,346	52%
United Kingdom	40,876	31%	41,397	24%	118,622	31%	127,097	26%
European Union	20,980	16%	27,961	16%	63,145	16%	81,078	16%
Israel	571	0%	444	0%	1,327	0%	1,073	0%
Other	3,874	3%	12,564	7%	10,719	3%	27,258	6%
Total revenue	$133,605	100%	$175,971	100%	$384,545	100%	$489,852	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024
	(Unaudited)
Gross Profit	56,516	80,058	157,282	220,774

Amortization of acquired intangibles included in cost of revenue	2,796	2,204	8,387	7,796
Non-GAAP gross profit	59,312	82,262	165,669	228,570

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Operating profit (loss)	(35,601)	(21,032)	(114,004)	(73,110)
(1) Stock-based compensation:
Cost of revenue	180	294	453	654
Research and development	6,673	4,173	19,304	13,138
Selling and marketing	1,057	1,544	3,021	4,308
General and administrative	3,806	3,697	10,002	11,520
Total stock-based compensation	11,716	9,708	32,780	29,620

(2) Depreciation and amortization	412	543	1,299	1,584

(3) Commercial agreement asset amortization	37,433	37,432	113,018	111,161

(4) Amortization of acquired intangibles	5,092	4,408	15,343	14,410

(5) Merger related contingent consideration	3,041	-	9,121	-

Adjusted EBITDA	22,093	31,059	57,557	83,665